1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2020
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan (Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:_____ )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	April 14, 2020	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

Amendment:	This is to correct an error in the Notional Amount of TSMC Global’s Expired Contracts
	filed in the Form 6-K dated 4/10/2020. All other numbers remain unchanged.

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of March 2020.

1.	Sales volume (in NT$ thousands)
	Period	Items	2020	2019
	Mar.	Net sales	113,519,599	79,721,587
	Jan. ~ Mar.	Net sales	310,597,183	218,704,469

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		56,804,176	23,063,914
	TSMC Global**		401,066,337	93,740,900
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
	** The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		405,352,531	2,516,287
	TSMC Japan Ltd.**		162,141,012	369,072
	* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC. ** The guarantee was provided to TSMC Design Technology Japan, Inc., a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	211,818,627
	Mark to Market Profit/Loss	420,655
	Unrealized Profit/Loss	1,376,577
Expired Contracts	Notional Amount	190,830,748
	Realized Profit/Loss	(1,136,322)
Equity price linked product (Y/N)		N

‧TSMC Partners
		Convertible Bond
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	-
Expired Contracts	Notional Amount	120,956
	Realized Profit/Loss	(3,826)
Equity price linked product (Y/N)		Y

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	12,532,732
	Mark to Market Profit/Loss	(153,562)
	Unrealized Profit/Loss	(266,987)
Expired Contracts	Notional Amount	42,899,685
	Realized Profit/Loss	(2,213)
Equity price linked product (Y/N)		N

‧VisEra Tech
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	903,705
	Mark to Market Profit/Loss	(1,718)
	Unrealized Profit/Loss	(9,873)
Expired Contracts	Notional Amount	1,192,179
	Realized Profit/Loss	1,715
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	2,487,075
	Mark to Market Profit/Loss	(29,057)
	Unrealized Profit/Loss	(45,041)
Expired Contracts	Notional Amount	7,727,246
	Realized Profit/Loss	(3,916)
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	(2,807)
Expired Contracts	Notional Amount	1,342,392
	Realized Profit/Loss	(39,942)
Equity price linked product (Y/N)		N

‧TSMC Global
		Future
Margin Payment		(41,035)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	3,758,708
	Mark to Market Profit/Loss	(109,826)
	Unrealized Profit/Loss	(131,947)
Expired Contracts	Notional Amount	~~9,957,703~~ 9,755,101
	Realized Profit/Loss	(213,588)
Equity price linked product (Y/N)		N